May 24, 2011

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re:         Republic First Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 000-17007

Dear Ms. Blume:

This letter represents Republic First Bancorp Inc.’s response to your comment letter dated May 10, 2011 (“Comment Letter”) regarding the Form 10-K, filed by the Company on March 16, 2011 (“Form 10-K”).  We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A: Risk Factors, page 12

1.
We note your disclosure on page 18 that you entered into an informal agreement with the FDIC and the Pennsylvania Department of Banking in response to your May 2009 examination.  Please tell us the specific pending/completed improvements you made to your policies, procedures, and processes and if they are reasonably likely to materially impact the operating performance, financial condition, cash flows or liquidity of the Company as a result of the application of these policies, procedures, and processes.

Response:

As a result of the informal agreement entered into with the FDIC and Pennsylvania Department of Banking in response to our May 2009 examination we have taken steps to improve certain policies, procedures and processes related to asset quality, earnings and loan concentrations. We have strengthened procedures to closely monitor and improve asset quality through the addition of experienced staff and the implementation of more stringent underwriting standards. A strategy has been implemented to reduce adversely classified assets and concentration levels in the commercial real estate loan portfolio. We have enhanced the methodology and documentation process for determining the adequacy of the Allowance for Loan Loss provision by expanding our risk rating scale and implementing more detailed and frequent reviews of problem loans.  We are in the process of implementing a revised strategic plan which we expect will improve future earnings and strengthen our capital position. While we can not specifically quantify, we believe that these enhancements have had a positive effect on our operating performance and financial condition since implementation.

U.S. Securities and Exchange Commission
May 24, 2011

Item 7:  Management’s Discussion and Analysis of Results of Operations and Financial Condition

Financial Condition

Allowance for Loan Losses, page 46

2.
We note that your coverage ratio of the allowance for loans losses to non-performing loans decreased during 2009 and 2010 from 49.3% at December 31, 2009 to 28.6% at December 31, 2010.  Please tell us and revise future filings to address the following:

•	Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans;

•	Disclose your charge-off policy for each type of loan and whether you have revised these policies;

•	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve; and

•
Clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends.  Please quantify the amount of nonperforming loans for which you have recorded partial charged-offs.

Response:

The allowance for loan losses as a percentage of non-performing loans (coverage ratio) decreased to 28.6% at December 31, 2010 compared to 49.3% at December 31, 2009. The primary factors contributing to the decline in the coverage ratio were an increase of $9.4 million, or 96%, in charge-offs during the year ended December 31, 2010 compared to December 31, 2009 and an increase of $14.0 million, or 54%, in non-performing loan balances during the same period.  The following table summarizes the calculation of the coverage ratio:

U.S. Securities and Exchange Commission
May 24, 2011

	12/31/10	12/31/09	Variance

Allowance for Loan Losses
Beginning Balance	12,841	8,409
Less: Charge-offs	(19,168)	(9,770)	(9,398)	+ 96%
Plus: Recoveries	1,171	2
Loan Loss Provision	16,600	14,200
Ending Balance	11,444	12,841

Non-Performing Loans	39,992	26,034	13,958	+ 54%

Coverage Ratio	28.6%	49.3%

Non-performing loans reached a peak during the second quarter of 2010 as a result of the challenging economic environment which caused an increase in loan delinquencies and a significant decline in collateral values mainly impacting our commercial real estate loan portfolio. The increase in charge-offs was a result of economic events that transpired during the year ended December 31, 2010 which were identified by our continued monitoring process. This process assesses the ultimate collectability of an outstanding loan balance from all potential sources. When a loan or portion of a loan is determined to be uncollectible it is charged-off against the allowance for loan losses.

We evaluate loans for impairment and potential charge-offs on a quarterly basis. Any loan rated as substandard or lower will have a collateral evaluation analysis completed in accordance with the guidance under generally accepted accounting principles (GAAP) on impaired loans to determine if a deficiency exists. We will first evaluate the primary repayment source. If the primary repayment source is seriously inadequate and unlikely to repay the debt, we will then look to the secondary and/or tertiary repayment sources. Secondary sources are conservatively reviewed for liquidation values.  Updated appraisals and financial data are obtained to substantiate current values.  If the reviewed sources are deemed to be inadequate to cover the outstanding principal and any costs associated with the resolution of the troubled loan, an estimate of the deficient amount will be calculated and a specific allocation of loan loss reserve is recorded.

Unsecured commercial loans and all consumer loans are charged-off immediately upon reaching the 90 day delinquency mark unless they are well secured and in the process of collection.  The timing on charge-offs of all other loan types is subjective and will be recognized when management determines that full repayment, either from the cash flow of the borrower, collateral sources, and/or guarantors, will not be sufficient and that repayment is unlikely. A full or partial charge-off is recognized equal to the amount of the estimated deficiency calculation.

U.S. Securities and Exchange Commission
May 24, 2011

Serious delinquency is often the first indicator of a potential charge-off. Reductions in appraised collateral values and deteriorating financial condition of borrowers and guarantors are factors considered when evaluating potential charge-offs. The likelihood of possible recoveries or improvements in a borrower’s financial condition are also assessed when considering a charge-off.

Partial charge-offs of non-performing and impaired loans can significantly reduce the coverage ratio and other credit loss statistics due to the fact that the balance of the allowance for loan losses will be reduced while still carrying the remainder of a non-performing loan balance in the impaired loan category. The amount of non-performing loans for which partial charge-offs have been recorded amounted to $27.7 million at December 31, 2010 compared to $10.9 million at December 31, 2009.

Our charge-off policy is reviewed on an annual basis and updated as necessary. This policy was enhanced during 2010 to be more specific as to the factors which drive the recognition of a charge-off.  We will include the foregoing information on charge-offs in future filings.

3.
We note that the balance of impaired loans with a valuation allowance decreased from $43.4 million at December 31, 2009 to $14.2 million at December 31, 2010 and the specific allowance related to these loans only decreased from $7.1 million December 31, 2009 to $2.8 million at December 31, 2010.  Please tell us and revise future filings to discuss in detail the underlying reasons why the impaired loans with a valuation allowance and the related allowance to those specific allowance decreased by such a significant amount during 2010.

Response:

Impaired loans with a valuation allowance decreased from $43.4 million at December 31, 2009 to $14.2 million at December 31, 2010 for the following reasons:

•	$7.6 million in loan balances were charged off during 2010 as a result of our continued monitoring process;
•	$11.2 million in paydowns and payoffs were received during 2010; and
•	$10.4 million net transfers were made to other loan classifications during 2010 (Impaired Loans w/out a Valuation Allowance, Other Real Estate, and Non-Impaired Loans).

The valuation allowance related to impaired loans was $2.8 million at December 31, 2010 compared to $7.1 million at December 31, 2009. The reduction in the specific allowance related to these loans was primarily driven by the amount of charge-offs recorded during 2010 which were identified as a result of our quarterly impairment evaluations and the continued decline in collateral values associated with our commercial real estate loan portfolio.

We will include similar disclosure in future filings.

U.S. Securities and Exchange Commission
May 24, 2011

4.	We note you booked a recovery for loan losses of ($350k) in the 4th quarter of 2010. Please tell us and revise future filings to discuss in detail the reasons why you booked this recovery.

Response:

The recovery for loan losses recorded in the fourth quarter of 2010 was driven by a non-performing loan relationship that was paid off during that period as a result of the sale of the underlying collateral by the borrower. Partial charge-offs against the loans in this relationship were recorded in a prior period. This recovery was greater than the loan loss provision required during the quarter resulting in a net recovery of $350k during the fourth quarter of 2010. Disclosure will be included in future filings to appropriately describe the circumstances surrounding the recovery for this period.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 6.  Allowance for Loan Losses, page 82

5.
We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20.  Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary.  Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:

When determining the presentation of segments and classes of our financing receivables we did consider the accounting guidance referenced above.  Final determination was made utilizing the guidance found in ASC 310-10-55-22 which discusses the balance that should be struck between obscuring important information as a result of too much aggregation and overburdening the financial statements with excessive detail that would not assist financial statement users in understanding our loan portfolio and corresponding allowance for credit losses. The classes of financing receivables are at the level which management uses to assess and monitor the risk and the performance of the portfolio at this time. The initial measurement of all financing receivables is based on amortized cost. We believe that the presentation made is the most appropriate for evaluating the performance and the inherent risks associated with our current loan portfolio.

U.S. Securities and Exchange Commission
May 24, 2011

6.
We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods.  We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Response:

Comparative disclosure of earlier periods for our credit quality data has been included in Form 10-Q recently filed for the period ended March 31, 2011. Comparative disclosures will continue to be included in future filings.

Note 10— Income Taxes, page 86

7.
Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets.  Specifically detail the positive and negative evidence used to support your decision under paragraphs 21 & 22 of ASC Subtopic 740-10-30.

Response:

We have determined that a valuation allowance was not necessary for our deferred tax assets based on an analysis which projects that we will recover all tax asset balances well before the expiration of any net operating losses or tax credit carry-forwards.  Positive and negative factors as outlined in paragraphs 21 & 22 of ASC 740-10-30 that were considered during the evaluation of this assessment were:

•	We have no history of net operating losses or tax credit carry-forwards expiring unused;
•	All net operating losses recognized on our consolidated corporate tax return up to and including the period ended December 31, 2009 have been carried back and successfully recovered;
•	IRS guidelines allow up to 20 years for the recovery of tax credit carry-forwards; and
•
Excluding the losses incurred over the past three years which have been driven by the recent economic recession, we have a history of strong earnings that supports our assumptions on future profits and enables us to recover any deferred tax assets that are carried on our books today.

U.S. Securities and Exchange Commission
May 24, 2011

The Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (215) 430-5850.

Very truly yours,

/s/ Frank A. Cavallaro
Frank A. Cavallaro
Chief Financial Officer